Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 16 DATED JANUARY 4, 2016
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 16 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 16 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2015;
•the status of our offering;
•the status of our share repurchase plan;
•an update to our risk factors; and
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price as of December 31, 2015:

	December 31, 2015
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$649,538,000	$489,821,000	$107,397,000	$58,934,000	$136,610,000
Debt	(246,853,000)	(186,153,000)	(40,816,000)	(22,398,000)	(51,918,000)
Other assets and liabilities, net	11,598,000	8,746,000	1,918,000	1,053,000	2,439,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$414,283,000	$312,414,000	$68,499,000	$37,589,000	$87,131,000
Number of outstanding shares	37,074,576	27,904,430	6,115,111	3,355,397	7,787,604
NAV per share	$11.17	$11.20	$11.20	$11.20	$11.19

(1)	The value of our real estate investments was greater than the historical cost by approximately 3.3% as of December 31, 2015.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2015:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	6.54%	6.31%	6.36%	6.07%	7.25%	6.32%
Discount rate/internal rate of return (IRR)	7.84	7.06	7.28	6.94	8.39	7.29
Annual market rent growth rate	2.98	3.10	2.96	3.11	3.59	3.06
Holding period (years)	10.00	10.00	10.00	10.00	23.63	10.38

(1)	Other includes South Beach Parking Garage, which is subject to a ground lease. It's appraisal incorporates discounted cash flows over the remaining term of the ground lease.
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of December 31, 2015 of 0.25% would yield a decrease in our total real estate investment value of 1.2% and our NAV per share class would have been $10.96, $10.98, $10.99, $10.98 and $10.97 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2015, we have received aggregate gross proceeds of approximately $343,267,000 including $227,354,000 from the sale of 20,482,318 Class A shares, $66,070,000 from the sale of 6,003,309 Class M shares, $22,102,000 from the sale of 2,005,845 Class A-I shares and $27,741,000 from the sale of 2,539,466 Class M-I shares pursuant to our primary offering. As of December 31, 2015, there were $2,056,733,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2015, we have received approximately $11,482,000 pursuant to our distribution reinvestment plan, including $7,562,000 from the sale of 689,755 Class A shares, $2,475,000 from the sale of 225,073 Class M shares, $553,000 from the sale of 50,037 Class A-I shares and $892,000 from the sale of 80,879 Class M-I shares. As of December 31, 2015, there were $288,518,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $766,997,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $125,079,000 during the quarter ending December 31, 2015.  As of December 31, 2015, our total Company NAV across all share classes was $919,916,000.
Share Repurchase Plan Status
During the quarter ended December 31, 2015, we redeemed 799,171 shares for a total of $8,984,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2016 through March 31, 2016 are limited to approximately $45,996,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Risk Factor

The following risk factor supplements the risk factors contained in the prospectus.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial results.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported value of our assets or liabilities and financial results and are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Accounting standard setters and those who interpret the accounting standards (such as the Financial Accounting Standards Board, the SEC, and our independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in the revision of prior period financial statements. Changes in accounting standards can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2015, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
12/1/2015	$11.25	$11.28	$11.29	$11.29	$11.28
12/2/2015	$11.25	$11.28	$11.29	$11.29	$11.28
12/3/2015	$11.25	$11.28	$11.29	$11.29	$11.28
12/4/2015	$11.25	$11.28	$11.29	$11.30	$11.28
12/7/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/8/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/9/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/10/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/11/2015	$11.26	$11.29	$11.30	$11.30	$11.29
12/14/2015	$11.26	$11.29	$11.30	$11.31	$11.29
12/15/2015	$11.26	$11.29	$11.30	$11.31	$11.29
12/16/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/17/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/18/2015	$11.25	$11.29	$11.29	$11.30	$11.29
12/21/2015	$11.26	$11.29	$11.30	$11.30	$11.29
12/22/2015	$11.26	$11.29	$11.30	$11.31	$11.29
12/23/2015	$11.26	$11.29	$11.30	$11.31	$11.29
12/24/2015	$11.26	$11.30	$11.30	$11.31	$11.30
12/28/2015	$11.27	$11.30	$11.31	$11.32	$11.30
12/29/2015	$11.27	$11.31	$11.31	$11.32	$11.31
12/30/2015	$11.27	$11.31	$11.31	$11.32	$11.31
12/31/2015 (2)	$11.17	$11.20	$11.20	$11.20	$11.19

(1) Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2) On November 5, 2015, our board of directors approved a gross dividend for the fourth quarter of 2015 of $0.12 per share to stockholders of record as of December 30, 2015. The decrease in share price on December 31, 2015 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.